

Mail Stop 3628

January 5, 2016

Via E-mail
Thomas W. Reedy
President
CarMax Auto Funding LLC
12800 Tuckahoe Creek Parkway
Suite 400
Richmond, Virginia 23238

> **Re:** **CarMax Auto Funding LLC**
> **Amendment No. 2 to Form SF-3**
> **Filed December 21, 2015**
> **File No. 333-207329**

Dear Mr. Reedy:

We have reviewed your amended filing and have the following comments.  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

The CarMax Business

Underwriting Procedures, page 37

1. We note your disclosure that "CarMax Auto Finance bases its credit underwriting decisions on objective factors" and "CarMax Auto Finance does not consider any approved applications to constitute exceptions to its underwriting standards."  These sentences seem inconsistent with your other disclosure that CarMax Auto Finance uses "internally developed decision rules" to evaluate an applicant's creditworthiness and that where an application or credit file is deemed to be "irregular, incomplete or containing any of the risk factors identified in the decision rules, the application will be reviewed by an experienced credit analyst [and manually approved or declined in accordance with further decision rules]."  Please revise your disclosure to clarify how the underwriting process works and how these statements are consistent.

The Sale and Servicing Agreement

Repurchase of Receivables, page 89

2. We note your response to comment 1 of our letter dated December 15, 2015. With respect to your revised disclosure that any written repurchase request must provide sufficient detail to allow for reasonable investigation of the alleged breach of representations and warranties, please confirm that you will not require any repurchase request with respect to a receivable to include more information than the level of information that will be provided in the summary of the Asset Representations Reviewer's report that is included in the Form 10-D.

The Asset Representations Review Agreement

The Asset Representations Review, page 110

3. We note your response to comment 1 of our letter dated December 15, 2015, and your revised disclosure that the Asset Representations Reviewer will provide a report of the test results for each reviewed receivable and each representation, and that the summary of the Asset Representations Reviewer report will include a description of each test that failed. Please clarify whether a report will include receivables-level description only for each test that failed or for each test result. Please also revise your disclosure to clarify how the test result information will be presented in the reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc:     David Zawitz, CarMax Auto Funding LLC
        James Antonopoulos, Kirkland & Ellis LLP